NO ACT

PE
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 27, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-09

J. Anthony Terrell
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Re: Avista Corporation
Incoming letter dated December 18, 2008

Dear Mr. Terrell:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Avista by John Osborn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Osborn, MD

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avista Corporation
Incoming letter dated December 18, 2008

The proposal urges the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as Avista's chief executive.

We are unable to concur in your view that Avista may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Avista may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 7070
fax +1 212 259 6333
jterrell@dl.com

DEWEY & LEBOEUF

December 18, 2008

BY EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
shareholderproposals@sec.gov.

Re: Avista Corporation
File No. 1-3701
Shareholder Proposal of John Osborn, MD

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On November 6, 2008, Avista received a proposed shareholder resolution (together with preamble and supporting statement, the "Proposal") from John Osborn, MD, an individual shareholder residing in Spokane, Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2009 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 7, 2009.

Avista is a public utility company that provides electric service in eastern Washington and northern Idaho and natural gas service in eastern Washington, northern Idaho and northeast and southwest Oregon. The Company's utility assets are located in the foregoing areas and in Montana. Avista's common stock is listed on the New York Stock Exchange. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

On behalf of Avista, we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of Avista's intention to exclude the Proposal from its 2009 Proxy Statement for the reason set forth below. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2009 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter and Exhibit A hereto (which consists of copies of all correspondence between the Company and the Proponent). One copy of this letter and the exhibit are being simultaneously sent by overnight delivery to the Proponent.

I. The Proposal

Set forth below is the text of the Proposal:

"Resolved: that the shareholders of Avista urge the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company.

SUPPORTING STATEMENT. The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

Numerous scholars have called for greater distinction between directors and management, allowing the board to operate independently of management.

One of the most complex issues facing Avista is how officers of the company maintain the goodwill of the community while maximizing shareholder returns. Given that the company derives power, and therefore revenue, from inherently public resources - namely river systems - public good will is especially critical. A board completely free from internal interest conflicts, I believe, is better equipped to address this complex issue.

For example, Avista shareholders have a significant interest in the outcome of the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking fish passage, including the eventual return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in the impounded waters of Lake Spokane that promotes algae blooms and fish kills.

The scenic beauty of Spokane centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summer and fall months, Avista turns off the waterfalls to generate power. Of note, the power generated is a tiny percentage of Avista's generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane waterfalls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on corporate governance.

Splitting the Chair and CEO, I believe, provides an important check and balance within corporate governance through formal acknowledgement that the board will be led by a non-management officer.

Therefore, I urge support for this resolution."

II. Reason for Excluding the Proposal

Avista believes that the Proposal may properly be omitted from its 2009 Proxy Statement pursuant to Rule 14a-8(i)(6), which permits the omission of a shareholder proposal if the company "would lack the power or authority to implement the proposal."

The Proposal contains a shareholder resolution urging that "the Board of Directors take the necessary steps to ***require*** that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company" (emphasis added). The Staff has unequivocally stated its position that "when a proposal is drafted in a manner that would ***require*** a director to maintain his or her independence ***at all times***, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal" (emphasis added). Staff Legal Bulletin 14C (June 29, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (Mar. 21, 2005), as an example of a proposal that was properly excluded under 14a-8(i)(6). In Allied Waste, the Staff allowed the exclusion of a proposal urging the board of directors to amend the corporation's bylaws to require that an independent director who has not served as the chief executive of the corporation serve as chairman of the board of directors. The Staff noted that "it does not appear to be within the Board's power to ensure that an individual meeting the specified criteria would be elected as a director and serve as chairman of the board" and that since there is no opportunity to cure a violation of the standard, "it appears the proposal is beyond the power of the board to implement." The instant proposal contains the same fatal flaws – it requires independence and fails to provide any opportunity or mechanism to cure a violation of the standard – and should be excludable for the same reasons.

This reasoning has been applied in a line of decisions following the publication of SLB 14C, which allowed the exclusion of similar proposals under Rule 14a-8(i)(6). In *E.I. du Pont de Nemours and Co.* (Feb. 7, 2007) the Staff granted no-action relief with respect to a proposal requiring the Board to amend the by-laws to require an independent director serve as chairman. Similarly, in *Verizon Communications Inc.* (Feb. 8, 2007), a proposal urging the Board to require that an independent director serve as chairman of the board was properly excluded based on the Company's lack of power or authority to ensure that its chairman would retain his independence at all times and the proposal's failure to provide any mechanism or opportunity to cure a violation. Each of these proposals had the same effect as the Proponent's Proposal, and the arguments accepted by the Staff in those letters are equally applicable to the excludability of the instant Proposal.

SLB 14C is consistent with, and reaffirms, earlier no-action decisions in which the Staff concurred in the determination to exclude proposals under Rule 14a-8(i)(6) because a board of directors lacked the ability to ensure that an individual meeting specified criteria would serve as chairman at all times. In both *LSB Bancshares, Inc.* (Feb. 7, 2005) and *Exxon Mobil Corp.* (Mar. 13, 2005), the Staff concurred in the exclusion of proposals urging the board to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman not concurrently serve as the chief executive officer. See also, *Ford Motor Co.* (Feb. 27, 2005); *Intel Corp.* (Feb. 7, 2005); *General Electric Co.* (Jan. 14, 2005); *Cintas Corp.* (Aug. 27, 2004); *H.J. Heinz Company* (June 14, 2004); *Wachovia Corporation* (Feb. 24, 2004); *Bank of America Corporation* (Feb. 24, 2004); *AmSouth Bancorporation* (Feb. 24, 2004); and *South Trust Corporation* (Jan. 16, 2004).

The Proposal differs markedly from those proposals cited in SLB 14C as not excludable from proxy materials. See, for example, *The Walt Disney Company* (Nov. 24, 2004); *Merck & Company* (Dec. 29, 2004). See also, *Bristol-Myers Squibb Company* (Feb. 7, 2005). These proposals included qualifying language that either did not require independence at all times or provided the company with an opportunity to cure a loss of independence. Several similar proposals submitted immediately following SLB 14C's release all contained qualifying or curative language, highlighting the necessity of such language. See *General Electric Co.* (Jan. 10, 2006); *Newmount Mining Corp.* (Jan. 13, 2006); *Burlington Northern Santa Fe Corp.* (Jan. 30, 2006); *Allegheny Energy, Inc.* (Feb. 7, 2006). These proposals were not excludable, as "the opportunity to cure" removed them from the purview of 14a-8(i)(6). In *General Electric Co.*, (Jan. 14, 2005) a proposal requiring that the Chairman of the Board have no management duties, titles or responsibilities was properly excluded in 2005 under 14a-8(i)(6), while an identical proposal, *but with curative language added*, was found not excludable the following year (*General Electric Co.*, Jan. 10, 2006). In each case it was the inclusion of exceptions or opportunities to cure that rendered those proposals acceptable – provisions which this Proposal does not contain.

To summarize, the Company cannot guarantee that an independent director would be (1) elected to the Board by the Company's shareholders, (2) elected as Chairman by the members of the Board, (3) willing to serve as Chairman and (4) remain independent (under an unspecified definition of independence) at all times while serving as the Chairman. Accordingly, the Company lacks the power to implement the Proposal and has no means by which to cure a violation of the Proposal's requirements.

For the foregoing reason, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(6).

III. Other Issues

We also note for the record that the proposal contains several false and misleading statements, as well as personal opinions which the Proponent casts as statements of fact, for which he has provided no factual support, and to which the Company will object in its statement in opposition should the proposal be included. Further, the Proponent's focus on the Spokane River dams, a highly localized issue, indicates that this proposal is designed to further a personal interest of the Proponent. Although the Proposal is phrased generally as an issue of corporate governance, this is a pretext for the Proponent's true agenda, as indicated by the fact that he has submitted several different proposals all with extremely similar supporting statements, both to Avista and to other companies. It is this personal interest which motivates the instant proposal, and pursuing this interest under the guise of concern over corporate control is an abuse of the shareholder proposal process.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2009 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr. at (212) 259-6670 or my associates, Samantha Dow, at (212) 259-6159, and Danielle Vilinsky, at (212) 259-7485.

Very truly yours,

DEWEY & LEBOEUF LLP, Counsel for
Avista Corporation

By: [signature]
J. Anthony Terrell

cc: Marian M. Durkin, Esq., Senior Vice President and General Counsel
Ms. Karen S. Feltes, Senior Vice President and Corporate Secretary
John Osborn, MD

EXHIBIT A

Avista Corp.
Corporate Secretary
1411 E. Mission
P.O. Box 3727
Spokane, WA 99220-3727

November 5, 2008

Dear Corporate Secretary,

I submit this resolution under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2009; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or em***FISMA & OMB Memorandum M-07-16***

Your consideration is appreciated.

Sincerely,

John Osborn, MD

FISMA & OMB Memorandum M-07-16

Resolved: that the shareholders of Avista urge the board to take the necessary steps to require that an independent director serve as chair of the board who may not simultaneously serve as chief executive of the company.

SUPPORTING STATEMENT. The board's responsibility in scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

Numerous scholars have called for greater distinction between directors and management, allowing the board to operate independently of management.

One of the most complex issues facing Avista is how officers of the company maintain the good will of the community while maximizing shareholder returns. Given that the company derives power, and therefore revenue, from inherently public resources - namely river systems - public good will is especially critical. A board completely free from internal interest conflicts, I believe, is better equipped to address this complex issue

For example, Avista shareholders have a significant interest in the outcome of the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking fish passage, including the eventual return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in the impounded waters of Lake Spokane that promotes algae blooms and fish kills.

The scenic beauty of Spokane centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summer and fall months, Avista turns off the waterfalls to generate power. Of note, the power generated is a tiny percentage of Avista's generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane waterfalls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on corporate governance.

Splitting the Chair and CEO, I believe, provides an important check and balance within corporate governance through formal acknowledgement that the board will be led by a non-management officer.

Therefore, I urge support for this resolution.

END